UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (Amendment No. 1)*



                     CONVERSION SERVICES INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    21254R208
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  21254R208
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Laurus Master Fund, Ltd.
      98-0337673
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Cayman Islands
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        6,247,869*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   6,247,869*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           6,247,869
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 7.8%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  CO
--------------------------------------------------------------------------------

* Based on 78,959,945 shares of common stock, $0.001 par value per share (the "Shares") of Conversion Services International, Inc., a Delaware corporation (the "Company") outstanding as of November 2, 2007, as disclosed on the Company's Quarterly Report on Form 10-Q for the quarterly period ending
September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV II, Corp. ("VOF" and together with Valens US and the Fund, the "Investors") collectively held (i) 5,393,415 Shares, (ii) a warrant (as amended, the "August Warrant") to acquire 800,000 Shares, at an exercise price of $4.35 per Share for the first 400,000 Shares acquired thereunder, $4.65 per Share for the next 200,000 Shares acquired thereunder and $5.25 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, (iii) an option (as amended, the "Option") to acquire 36,597 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, and (iv) a warrant (the "March Warrant", and collectively with the Option and the August Warrant, the "Existing Instruments") to acquire 17,857 Shares at an exercise price of $0.01 per Share, subject to certain adjustments. The Existing Instruments each contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitation under the August Warrant and Option may be waived by the Investors upon 61 days prior notice to the Company and shall, in connection with the Warrants and Option, automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Valens US and VOF are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No.  21254R208
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Laurus Capital Management, LLC
      13-4150669
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        6,247,869*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   6,247,869*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           6,247,869
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 7.8%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------

* Based on 78,959,945 shares of common stock, $0.001 par value per share (the "Shares") of Conversion Services International, Inc., a Delaware corporation (the "Company") outstanding as of November 2, 2007, as disclosed on the Company's Quarterly Report on Form 10-Q for the quarterly period ending
September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV II, Corp. ("VOF" and together with Valens US and the Fund, the "Investors") collectively held (i) 5,393,415 Shares, (ii) a warrant (as amended, the "August Warrant") to acquire 800,000 Shares, at an exercise price of $4.35 per Share for the first 400,000 Shares acquired thereunder, $4.65 per Share for the next 200,000 Shares acquired thereunder and $5.25 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, (iii) an option (as amended, the "Option") to acquire 36,597 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, and (iv) a warrant (the "March Warrant", and collectively with the Option and the August Warrant, the "Existing Instruments") to acquire 17,857 Shares at an exercise price of $0.01 per Share, subject to certain adjustments. The Existing Instruments each contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitation under the August Warrant and Option may be waived by the Investors upon 61 days prior notice to the Company and shall, in connection with the Warrants and Option, automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Valens US and VOF are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No.  21254R208
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Valens U.S. SPV I, LLC
      20-8903266
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        6,247,869*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   6,247,869*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           6,247,869
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 7.8%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------

* Based on 78,959,945 shares of common stock, $0.001 par value per share (the "Shares") of Conversion Services International, Inc., a Delaware corporation (the "Company") outstanding as of November 2, 2007, as disclosed on the Company's Quarterly Report on Form 10-Q for the quarterly period ending
September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV II, Corp. ("VOF" and together with Valens US and the Fund, the "Investors") collectively held (i) 5,393,415 Shares, (ii) a warrant (as amended, the "August Warrant") to acquire 800,000 Shares, at an exercise price of $4.35 per Share for the first 400,000 Shares acquired thereunder, $4.65 per Share for the next 200,000 Shares acquired thereunder and $5.25 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, (iii) an option (as amended, the "Option") to acquire 36,597 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, and (iv) a warrant (the "March Warrant", and collectively with the Option and the August Warrant, the "Existing Instruments") to acquire 17,857 Shares at an exercise price of $0.01 per Share, subject to certain adjustments. The Existing Instruments each contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitation under the August Warrant and Option may be waived by the Investors upon 61 days prior notice to the Company and shall, in connection with the Warrants and Option, automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Valens US and VOF are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No.  21254R208
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Valens Offshore SPV II, Corp.
      26-0811267
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        6,247,869*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   6,247,869*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           6,247,869
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 7.8%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------

* Based on 78,959,945 shares of common stock, $0.001 par value per share (the "Shares") of Conversion Services International, Inc., a Delaware corporation (the "Company") outstanding as of November 2, 2007, as disclosed on the Company's Quarterly Report on Form 10-Q for the quarterly period ending
September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV II, Corp. ("VOF" and together with Valens US and the Fund, the "Investors") collectively held (i) 5,393,415 Shares, (ii) a warrant (as amended, the "August Warrant") to acquire 800,000 Shares, at an exercise price of $4.35 per Share for the first 400,000 Shares acquired thereunder, $4.65 per Share for the next 200,000 Shares acquired thereunder and $5.25 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, (iii) an option (as amended, the "Option") to acquire 36,597 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, and (iv) a warrant (the "March Warrant", and collectively with the Option and the August Warrant, the "Existing Instruments") to acquire 17,857 Shares at an exercise price of $0.01 per Share, subject to certain adjustments. The Existing Instruments each contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitation under the August Warrant and Option may be waived by the Investors upon 61 days prior notice to the Company and shall, in connection with the Warrants and Option, automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Valens US and VOF are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No.  21254R208
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Valens Capital Management, LLC
      20-8903345
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        6,247,869*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   6,247,869*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           6,247,869
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 7.8%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------

* Based on 78,959,945 shares of common stock, $0.001 par value per share (the "Shares") of Conversion Services International, Inc., a Delaware corporation (the "Company") outstanding as of November 2, 2007, as disclosed on the Company's Quarterly Report on Form 10-Q for the quarterly period ending
September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV II, Corp. ("VOF" and together with Valens US and the Fund, the "Investors") collectively held (i) 5,393,415 Shares, (ii) a warrant (as amended, the "August Warrant") to acquire 800,000 Shares, at an exercise price of $4.35 per Share for the first 400,000 Shares acquired thereunder, $4.65 per Share for the next 200,000 Shares acquired thereunder and $5.25 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, (iii) an option (as amended, the "Option") to acquire 36,597 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, and (iv) a warrant (the "March Warrant", and collectively with the Option and the August Warrant, the "Existing Instruments") to acquire 17,857 Shares at an exercise price of $0.01 per Share, subject to certain adjustments. The Existing Instruments each contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitation under the August Warrant and Option may be waived by the Investors upon 61 days prior notice to the Company and shall, in connection with the Warrants and Option, automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Valens US and VOF are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No.   21254R208
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      David Grin

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Israel
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        6,247,869*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   6,247,869*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

         6,247,869
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 7.8%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------

* Based on 78,959,945 shares of common stock, $0.001 par value per share (the "Shares") of Conversion Services International, Inc., a Delaware corporation (the "Company") outstanding as of November 2, 2007, as disclosed on the Company's Quarterly Report on Form 10-Q for the quarterly period ending
September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV II, Corp. ("VOF" and together with Valens US and the Fund, the "Investors") collectively held (i) 5,393,415 Shares, (ii) a warrant (as amended, the "August Warrant") to acquire 800,000 Shares, at an exercise price of $4.35 per Share for the first 400,000 Shares acquired thereunder, $4.65 per Share for the next 200,000 Shares acquired thereunder and $5.25 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, (iii) an option (as amended, the "Option") to acquire 36,597 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, and (iv) a warrant (the "March Warrant", and collectively with the Option and the August Warrant, the "Existing Instruments") to acquire 17,857 Shares at an exercise price of $0.01 per Share, subject to certain adjustments. The Existing Instruments each contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitation under the August Warrant and Option may be waived by the Investors upon 61 days prior notice to the Company and shall, in connection with the Warrants and Option, automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Valens US and VOF are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No.  21254R208
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Eugene Grin

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        6,247,869*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   6,247,869*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           6,247,869
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 7.8%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------

* Based on 78,959,945 shares of common stock, $0.001 par value per share (the "Shares") of Conversion Services International, Inc., a Delaware corporation (the "Company") outstanding as of November 2, 2007, as disclosed on the Company's Quarterly Report on Form 10-Q for the quarterly period ending
September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV II, Corp. ("VOF" and together with Valens US and the Fund, the "Investors") collectively held (i) 5,393,415 Shares, (ii) a warrant (as amended, the "August Warrant") to acquire 800,000 Shares, at an exercise price of $4.35 per Share for the first 400,000 Shares acquired thereunder, $4.65 per Share for the next 200,000 Shares acquired thereunder and $5.25 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, (iii) an option (as amended, the "Option") to acquire 36,597 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, and (iv) a warrant (the "March Warrant", and collectively with the Option and the August Warrant, the "Existing Instruments") to acquire 17,857 Shares at an exercise price of $0.01 per Share, subject to certain adjustments. The Existing Instruments each contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitation under the August Warrant and Option may be waived by the Investors upon 61 days prior notice to the Company and shall, in connection with the Warrants and Option, automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Valens US and VOF are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No. 21254R208

Item 1(a).  Name Of Issuer:  Conversion Services International, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            100 Eagle Rock Avenue
            East Hanover, New Jersey 07936


Item 2(a).  Name of Person Filing:

            Laurus Master Fund, Ltd.

          This Schedule 13G, as amended, is also filed on behalf of Laurus Capital Management, LLC, a Delaware limited liability company, Valens U.S. SPV I, LLC, a Delaware limited liability company, Valens Offshore SPV II, Corp., a Delaware corporation, Valens Capital Management, LLC, a Delaware limited liability company, Eugene Grin and David Grin. Laurus Capital Management, LLC manages Laurus Master Fund, Ltd. Valens Capital Management, LLC manages Valens U.S. SPV I, LLC and Valens Offshore SPV II, Corp. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by Laurus Master Fund, Ltd, Valens U.S. SPV I, LLC and Valens Offshore SPV II, Corp. reported in this Schedule 13G, as amended. Information related to each of Laurus Capital Management, LLC, Valens U.S. SPV I, LLC, Valens Offshore SPV II, Corp., Valens Capital Management, LLC, Eugene Grin and David Grin is set forth on Appendix A hereto.


Item 2(b).  Address of Principal Business Office or, if None, Residence:

            c/o Laurus Capital Management, LLC,
            335 Madison Avenue, 10th Floor
            New York, NY 10017

Item 2(c).  Citizenship:

            Cayman Islands

Item 2(d).  Title of Class of Securities:  Common Stock ("Common Stock")


Item 2(e).  CUSIP No.:   21254R208


Item 3. If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

            Not Applicable.


Item 4.  Ownership

         (a) Amount Beneficially Owned: 6,247,869

         (b) Percent of Class:  7.8%

         (c) Number of Shares as to which the person has:

             (i)  sole power to vote or to direct the vote                    0*

             (ii) shared power to vote or to direct the vote          6,247,869*

            (iii) sole power to dispose or to direct the
                  disposition of                                              0*

             (iv) shared power to dispose or to direct the
                  disposition of                                      6,247,869*

-------------------

* Based on 78,959,945 shares of common stock, $0.001 par value per share (the "Shares") of Conversion Services International, Inc., a Delaware corporation (the "Company") outstanding as of November 2, 2007, as disclosed on the Company's Quarterly Report on Form 10-Q for the quarterly period ending
September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV II, Corp. ("VOF" and together with Valens US and the Fund, the "Investors") collectively held (i) 5,393,415 Shares, (ii) a warrant (as amended, the "August Warrant") to acquire 800,000 Shares, at an exercise price of $4.35 per Share for the first 400,000 Shares acquired thereunder, $4.65 per Share for the next 200,000 Shares acquired thereunder and $5.25 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, (iii) an option (as amended, the "Option") to acquire 36,597 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, and (iv) a warrant (the "March Warrant", and collectively with the Option and the August Warrant, the "Existing Instruments") to acquire 17,857 Shares at an exercise price of $0.01 per Share, subject to certain adjustments. The Existing Instruments each contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitation under the August Warrant and Option may be waived by the Investors upon 61 days prior notice to the Company and shall, in connection with the Warrants and Option, automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Valens US and VOF are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

Item 5.  Ownership of Five Percent or Less of a Class

         Not applicable


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

         Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

         Not Applicable.


Item 8.  Identification and Classification of Members of the Group

         Not Applicable.


Item 9.  Notice of Dissolution of Group

         Not Applicable.


Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              February 14, 2008
                                              ----------------
                                              Date


                                              LAURUS MASTER FUND, LTD.

                                              By:   /s/ David Grin
                                                 -------------------------------
                                              Name:  David Grin
                                              Title: Director



      Attention:  Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 21254R208

APPENDIX A

A. Name: Laurus Capital Management, LLC, a Delaware limited liability company

   Address:                335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Place of
   Organization:           Delaware


B. Name:                   Valens U.S. SPV I, LLC, a Delaware limited liability
                           Company

   Address:                c/o Laurus Capital Management, LLC
                           335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Place of
   Organization:           Delaware


C. Name:                   Valens Offshore SPV II, Corp., a Delaware corporation

   Address:                c/o Laurus Capital Management, LLC
                           335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Place of
   Organization:           Delaware


D. Name: Valens Capital Management, LLC, a Delaware limited liability company

   Address:                c/o Laurus Capital Management, LLC
                           335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Place of
   Organization:           Delaware


E. Name:                   David Grin
   Business                335 Madison Avenue, 10th Floor
   Address:                New York, New York 10017

   Principal               Director of Laurus Master Fund, Ltd.
   Occupation:             Principal of Laurus Capital Management, LLC

   Citizenship:            Israel


F. Name:                   Eugene Grin
   Business                335 Madison Avenue, 10th Floor
   Address:                New York, New York 10017

   Principal               Director of Laurus Master Fund, Ltd.
   Occupation:             Principal of Laurus Capital Management, LLC

   Citizenship:            United States

CUSIP No.  21254R208


Each of Laurus Capital Management, LLC, Valens U.S. SPV I, LLC, Valens Offshore SPV II, Corp., Eugene Grin and David Grin hereby agree, by their execution below, that the Schedule 13G to which this Appendix A is attached is filed on behalf of each of them, respectively.


Laurus Capital Management, LLC


/s/ David Grin
---------------------------------
David Grin
Principal
February 14, 2008


Valens U.S. SPV I, LLC

Valens Offshore SPV II, Corp.

By Valens Capital Management, LLC, individually and as investment manager

/s/ David Grin
---------------------------------
David Grin
Authorized Signatory
February 14, 2008


/s/ David Grin
---------------------------------
David Grin, on his individual behalf
February 14, 2008


/s/ Eugene Grin
---------------------------------
Eugene Grin, on his individual behalf
February 14, 2008